March 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Registration Statement on Form F-4, as amended
File No. 333-208761

Ladies and Gentlemen:

On behalf of SciVac Therapeutics, Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac” or the “Company”), this correspondence is with respect to the telephonic conversation, held on March 10, 2016, among SciVac’s counsel, Greenberg Traurig, P.A. (“GT”), counsel to VBI Vaccines, Inc., a Delaware corporation (“VBI”), and the staff of the Securities and Exchange Commission (the “Staff”) with respect to certain proposed tax-related disclosure to be included the above referenced filing (as amended from time to time, the “Registration Statement”) regarding the degree of uncertainty relating to the tax opinion in respect of the proposed transaction pursuant to which a wholly owned subsidiary of SciVac, will merge with and into VBI, with VBI surviving the merger as a wholly owned subsidiary of SciVac.

Further to the telephonic conversation referenced above, the Company proposes to include the following revised text in its tax disclosure, both in Risk Factors and in Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders:

“The conclusions in these opinions will not be free from doubt, however, and there are significant factual and legal uncertainties concerning these conclusions. For example, one requirement for the merger to qualify as a reorganization under Section 367(a) of the Code is that the fair market value of SciVac must equal or exceed that of VBI at the effective time, taking into account certain special rules for measuring fair market value. The determination of fair market value for this purpose is complex and may be unknown at the effective time of the registration statement of which this proxy statement/prospectus forms a part. Currently, we are reasonably certain that this test will be met, using our determination of the fair market value of SciVac and VBI as of March 11, 2016. If there is a substantial change in the fair market value of either SciVac or VBI between such date and the effective time of the merger, then this test may not be satisfied.”

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact SciVac’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely, Greenberg Traurig, P.A. On behalf of SciVac Therapeutics, Inc.

/s/ Drew M. Altman
Drew M. Altman, Esq.

cc:	Curtis A. Lockshin
James Martin
SciVac Therapeutics, Inc.